AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION
on January 27, 2022

File No. 812-xxxx

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application Pursuant to Section 17(d) of the Investment Company Act of 1940 (the “Act”)

and Rule 17d-1 Thereunder for an Order Permitting Certain Joint Transactions Otherwise Prohibited by Section
17(d) of the Act and Rule 17d-1 Thereunder

In the Matter of the Application of:

HARTFORD SCHRODERS PRIVATE EQUITY FUND
690 Lee Road

Wayne, Pennsylvania 19087

HARTFORD FUNDS MANAGEMENT COMPANY, LLC
690 Lee Road
Wayne, Pennsylvania 19087

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

7 Bryant Park

New York, New York 10018

SCHRODERS CAPITAL MANAGEMENT (US) INC.

7 Bryant Park

New York, New York 10018

and

AEROW SMA II L.P.

AltIn2016 S.A., SICAV-FIS - PE 2

Cresta II L.P.

EEM Opportunities L.P.

GPEP V S.C.S.

IST3 Manesse PE2 L.P.

Malatrex S.C.S.

Marmolata S.C.S.

Milele S.C.S.

Namsan I L.P.

PSY Private Equity S.C.S.

Salève 2020 L.P.

Schroder British Opportunities Trust plc

Schroder GAIA II Specialist Private Equity

Schroder GAIA II - Global Innovation Private Plus

Schroder UK Public Private Trust PLC

Schroders Capital cPl Global 2020-2022 S.C.S.

Schroders Capital Private Equity Asia V S.C.S.

Schroders Capital Private Equity China Access L.P.

Schroders Capital Private Equity Global Direct III S.C.S.

Schroders Capital Private Equity Europe Direct II S.C.S.

Schroders Capital Private Equity Europe VIII S.C.S.

Schroders Capital Private Equity Global III S.C.S.

Schroders Capital Private Equity Healthcare S.C.S.

Schroders Capital Private Equity Global Innovation X S.C.S.

Schroders Capital Private Equity Secondaries IV S.C.S.

Schroders Capital Private Equity US V S.C.S.

SA-EL II S.C.S.

SA-EL Opportunity S.C.S.

TMC IV L.P.

VKD Invest SICAV-SIF SCA - PE Global B

Wilmersdorf Secondary II L.P.

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 35 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

John V. O’Hanlon, Esquire
Dechert LLP
One International Place, 40th Floor

100 Oliver Street
Boston, Massachusetts 02110-2605

617-728-7111

WITH COPIES TO:

Thomas R. Phillips
Hartford Funds Management Company, LLC
690 Lee Road
Wayne, Pennsylvania 19087

610-386-4068

Table of Contents

I.	INTRODUCTION			2
	A.	Requested Relief		2
	B.	Applicants Seeking Relief		2
	C.	Defined Terms		3
II.	APPLICANTS			5
	A.	Hartford Schroders Private Equity Fund		5
	B.	Regulated Funds		6
	C.	Hartford Funds Management Company, LLC		6
	D.	Schroder Investment Management North America Inc.		7
	E.	Schroders Capital Management (US) Inc.		7
	F.	Existing Affiliated Investors		7
III.	ORDER REQUESTED			7
	A.	Overview		7
		1.	The Investment Process	8
		2.	Delayed Settlement	10
		3.	Permitted Follow-On Investments and Approval of Follow-On Investments	10
		4.	Dispositions	11
		5.	Use of Wholly Owned Investment Subsidiaries	13
	B.	Applicable Law		13
		1.	Section 17(d)	13
		2.	Rule 17d-1	13
	C.	Need for Relief		14
	D.	Precedents		14
IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED			15
	A.	Potential Benefits		16
	B.	Protective Representations and Conditions		16
V.	CONDITIONS			17
VI.	PROCEDURAL MATTERS			24
VII.	REQUEST FOR ORDER OF EXEMPTION			24

Schedules

Schedule A	List of Existing Affiliated Investors

EXHIBITS

Exhibit A	Resolutions

Exhibit B	Verifications

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

HARTFORD SCHRODERS PRIVATE EQUITY FUND

690 Lee Road

Wayne, Pennsylvania 19087

HARTFORD FUNDS MANAGEMENT COMPANY, LLC 690 Lee Road

Wayne, Pennsylvania 19087

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

7 Bryant Park

New York, New York 10018

SCHRODERS CAPITAL MANAGEMENT (US) INC.

7 Bryant Park

New York, New York 10018

AEROW SMA II L.P.

AltIn2016 S.A., SICAV-FIS - PE 2

Cresta II L.P.

EEM Opportunities L.P.

GPEP V S.C.S.

IST3 Manesse PE2 L.P.

Malatrex S.C.S.

Marmolata S.C.S.

Milele S.C.S.

Namsan I L.P.

PSY Private Equity S.C.S.

Salève 2020 L.P.

Schroder British Opportunities Trust plc

Schroder GAIA II Specialist Private Equity

Schroder GAIA II - Global Innovation Private Plus

Schroder UK Public Private Trust PLC

Schroders Capital cPl Global 2020-2022 S.C.S.

Schroders Capital Private Equity Asia V S.C.S.

Schroders Capital Private Equity China Access L.P.

Schroders Capital Private Equity Global Direct III S.C.S.

Schroders Capital Private Equity Europe Direct II S.C.S.

Schroders Capital Private Equity Europe VIII S.C.S.

Schroders Capital Private Equity Global III S.C.S.

Schroders Capital Private Equity Healthcare S.C.S.

Schroders Capital Private Equity Global Innovation X S.C.S.

Schroders Capital Private Equity Secondaries IV S.C.S.

Schroders Capital Private Equity US V S.C.S.

SA-EL II S.C.S.

Application Pursuant to Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 Thereunder for an Order Permitting Certain Joint Transactions Otherwise Prohibited by Section 17(d) of the Investment company act of 1940 and Rule 17d-1 Thereunder

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SA-EL Opportunity S.C.S. TMC IV L.P. VKD Invest SICAV-SIF SCA - PE Global B Wilmersdorf Secondary II L.P. Investment Company Act of 1940 File No. 812-xxxx

I.	INTRODUCTION

A.	Requested Relief

Hartford Schroders Private Equity Fund (the “Fund”) and its related entities identified in Section I.B below hereby request an order (the “Order”) pursuant to Sections 17(d) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (as defined below) (or any Wholly Owned Investment Subsidiary (as defined below) of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any Wholly Owned Investment Subsidiary of such Regulated Fund) and/or one or more Affiliated Investors (as defined below), on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application (the “Conditions”).

B.	Applicants Seeking Relief

•	The Fund, a Delaware statutory trust that will seek to become registered under the Act as a non-diversified, closed-end management investment company and that will operate as a tender offer fund;

•	Future Regulated Funds, any closed-end management investment company that has been previously organized or that may be organized in the future for which Hartford Funds Management Company, LLC (the “Existing Adviser”) or any entity controlling, controlled by, or under common control with the Existing Adviser, or any successor in interest to any such entity, acts as investment adviser, and for which the Subadviser or Sub-Subadviser (each, as defined below) and any entity controlling, controlled by, or under common control with the Subadviser or Sub-Subadviser, or any successor in interest to any such entity (a “Schroder Adviser”) acts as investment adviser or subadviser;

•	The Existing Adviser, a Delaware limited liability company registered as an investment adviser under the Advisers Act that serves or will serve as investment adviser to the Regulated Funds pursuant to an advisory agreement (the “Investment Management Agreement”), which will be approved by the Board, including a majority of the Independent Trustees of each Regulated Fund, and by the Regulated Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the Act;

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

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•	Schroder Investment Management North America Inc. (the “Subadviser”), a Delaware corporation registered as an investment adviser under the Advisers Act and will be appointed to serve as an investment subadviser to the Fund pursuant to an investment sub-advisory agreement with the Existing Adviser (the “Sub-Advisory Agreement”);

•	Schroders Capital Management (US) Inc. (the “Sub-Subadviser”), a Delaware corporation registered as an investment adviser under the Advisers Act that will be appointed to serve as an investment subadviser to the Fund pursuant to an investment sub-subadvisory agreement with the Subadviser, as approved by the Board (the “Sub-subadvisory Agreement”); and

•	Existing Affiliated Investors, any investment funds each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act and whose investment adviser or investment subadviser is or will be the Subadviser, Sub-Subadviser, or an affiliate thereof.

C.	Defined Terms

“Adviser” means any of the Existing Adviser, the Subadviser, the Sub-Subadviser, and any Future Adviser (as defined below).

“Affiliated Investor” means (a) any Existing Affiliated Investor and (b) any entity (i) whose investment adviser and subadviser, if any, is an Adviser; (ii) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act; and (iii) intends to participate in the Co-Investment Transactions.

“BDC” means a business development company under the Act.3

“Board” means the board of trustees or the board of directors, as the case may be of a Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Advisers to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, corporate headquarters location of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Advisers to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees. The Independent Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Investors and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Subsidiary) participated together with one or more Affiliated Investors and/or one or more other Regulated Funds (or its Wholly Owned Investment Subsidiary) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

[3]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

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“Eligible Trustees” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company as a BDC for this purpose).

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by or under common control with the Existing Adviser or a Schroder Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or under common control with the Existing Adviser or a Schroder Adviser, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act, (b) whose investment adviser (and sub-adviser, if any) is an Adviser, and (c) intends to participate in the Co-Investment Transactions.

“Independent Trustee” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Trustee of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means with respect to any Regulated Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the Act, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Funds (or its Wholly Owned Investment Subsidiary) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Investors and/or one or more other Regulated Funds that:

(i)	were acquired prior to participating in any Co-Investment Transaction;

(ii)	were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

(iii)	were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Investor or other Regulated Fund.

“Regulated Funds” means (a) the Fund and (b) the Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

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“Required Majority” means a required majority, as defined in Section 57(o) of the Act.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Subsidiary” means any entity: (i) that is wholly owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which the board of trustees of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (b) relies on Rule 3a-7 under the Act. All subsidiaries participating in Co-Investment Transactions will be Wholly Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Fund’s Objectives and Strategies.

II.	APPLICANTS

A.	Hartford Schroders Private Equity Fund

The Fund is a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company and that will operate as a tender offer fund.

The Fund’s principal investment objective is to seek to provide long-term capital appreciation.

The Fund seeks to achieve its investment objective by investing in a wide range of private equity investments worldwide. The Fund will invest in the equity interests of companies that are not listed on stock exchanges (private equity) and that are seeking to actively build, grow, transform, or innovate. Under normal circumstances, the Fund intends to invest and/or make capital commitments of at least 80% of its assets in or to private equity investments of any type, including co-investment and direct investments in operating companies through the acquisition of equity or equity-like securities or special purpose vehicles that acquire the securities of privately-owned companies and primary offerings and secondary acquisitions of private equity assets or interests in alternative investment funds that pursue private equity strategies. The Fund aims to provide broad exposure by allocating the Fund’s assets on an opportunistic basis across private equity strategies, regions, sectors and industries. The Fund will generally focus on investments that provide exposure to companies considered to be small to medium-sized companies that have an enterprise value between $50 million to $1 billion. Private equity strategies may include: a management or leveraged buyout of a mature company; providing expansion capital to companies in their development stage; providing capital to finance innovation for companies early in their commercial development; and providing financing to companies that are undergoing a special situation such as restructuring. In selecting investments for the Fund, the Subadviser and Sub-Subadviser expect to incorporate environmental, social and governance factors into their investment process. The Subadviser and Sub-Subadviser will evaluate the impact and risk in connection with issues such as climate change, environmental performance, labor standards and corporate governance, which they view as important in their assessment of an investment’s risk and potential for profitability.

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The Fund may access investment opportunities through direct investments or primary and secondary investments in other private equity funds. Direct investments relate to holdings in unlisted equities of companies, whether by directly acquiring the securities of an operating company or through a special purpose vehicle that acquires the securities of an operating company, typically as co-investments alongside a private equity manager that is sponsoring the investment transaction. The Fund will engage in primary investments by investing in other private equity funds during their initial fundraising, which, in turn, invest in privately held companies or make private investments in public companies, potentially to take them private. The Fund will engage in secondary investments by acquiring an interest in one or more assets of a private equity fund or another investor’s existing interest in a private equity investment through a negotiated transaction in which the private equity manager managing the investment remains the same. The Fund may also invest in money market instruments, money market funds and hold cash. Under normal circumstances, the Fund expects to invest 20% or less of its assets in such investments. During the period of the Fund’s initial ramp up in portfolio construction, in connection with the implementation of changes in asset allocation, in periods when the Fund receives large cash inflows, or for temporary or defensive purposes, the Fund’s cash balance may exceed 20% of the Fund’s assets until new investments can be made to deploy cash resources.

The Fund currently anticipates offering three (3) classes of shares: Class A; Class I; and Class SDR. Upon approval of the Board, the Fund intends to periodically conduct tender offers to repurchase a portion of its shares at net asset value. The Fund will conduct such tender offers in accordance with Section 23(c)(2) of the Act and Sections 13 and 14 of the Exchange Act and Rule 13e-4 thereunder.

B.	Regulated Funds

It is anticipated that the Regulated Funds may at times co-invest with the Affiliated Investors to a significant degree to provide the Regulated Funds with access to opportunities that otherwise would be difficult if not impossible to achieve. Co-Investment Transactions would allow participation by each Regulated Fund in the same investment opportunities as the Affiliated Investors.

Membership of each Regulated Fund’s Board will comply in all respects with the requirements of the Act, including with respect to the Independent Trustees.4 No Independent Trustee of a Regulated Fund or any Future Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction. The Fund currently has a single trustee, but the sole shareholder will, concomitantly with the Fund’s effective registration under the Act, elect persons to serve as members of the Board of Trustees for the Fund.5

C.	Hartford Funds Management Company, LLC

The Existing Adviser is a Delaware limited liability company registered as an investment adviser under the Advisers Act and serves or will serve as investment adviser to the Regulated Funds pursuant to the Investment Management Agreement, which will be approved by the Board, including a majority of the Independent Trustees of each Regulated Fund, and by the Regulated Fund’s initial sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not currently seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Existing Adviser is responsible for the management of the Regulated Funds and supervises the activities of the Subadviser and Sub-Subadviser. In addition, the Existing Adviser furnishes to the Regulated Funds necessary personnel for servicing the management of the Regulated Funds. In accordance with the applicable requirements of the Act, the Existing Adviser will enter into a sub-advisory agreement on behalf of the Fund with the Subadviser and approve the sub-subadvisory agreement between the Subadviser and Sub-Subadviser, which collectively will be responsible for the daily investment of the Fund’s assets.

[4]	The composition of the Fund’s Board of Trustees will comply with the Act concurrent with the Fund’s effective registration under the Act.

[5]	The Applicants anticipate that the persons elected to serve as members of the Board of Trustees for the Fund will be the same persons who serve as members of the Boards of Directors/Trustees for each registrant within the Hartford Funds Family of Funds. Effective January 1, 2022, each of those Boards of Directors/Trustees will have eight (8) Independent Directors/Trustees, including the Chair, and one (1) interested Director/Trustee.

6

D.	Schroder Investment Management North America Inc.

The Subadviser is a Delaware corporation registered as an investment adviser under the Advisers Act and will be appointed to serve as an investment subadviser to the Fund pursuant to the Sub-Advisory Agreement with the Existing Adviser. The Applicants currently are not seeking any exemptions from the provisions of the Act with respect to the Sub-Advisory Agreement. Under the terms of the Sub-Advisory Agreement, and subject to the authority of the Board and the oversight of the Existing Adviser, the Subadviser and, collectively with the Sub-Subadviser, will be responsible for the daily investment of the Fund’s assets.

E.	Schroders Capital Management (US) Inc.

The Sub-Subadviser is a Delaware corporation registered as an investment adviser under the Advisers Act and will be appointed to serve as an investment sub-subadviser to the Fund pursuant to the Sub-subadvisory Agreement. The Applicants currently are not seeking any exemptions from the provisions of the Act with respect to the Sub-subadvisory Agreement. Under the terms of the Sub-subadvisory Agreement, and subject to the authority of the Board and the oversight of the Existing Adviser, the Subadviser and Sub-Subadviser will be responsible for the daily investment of the Fund’s assets.

F.	Existing Affiliated Investors

The Existing Affiliated Investors are investment funds each of whose investment adviser or investment subadviser is or will be Schroders Capital Management A.G., or is an affiliate of the Subadviser and Sub-Subadviser and is a relying adviser of the Sub-Subadviser. Each of the Existing Affiliated Investors would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. A list of the Existing Affiliated Investors is included on Schedule A hereto.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Section 17(d) of the Act and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, the Regulated Funds and one or more Future Regulated Funds to be able to participate in Co-Investment Transactions with one or more Affiliated Investors.

The Regulated Funds and Affiliated Investors seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Investors to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

The Advisers manage the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, with respect to registered investment companies, the Act.

Each Adviser is and will be presented with many investment opportunities each year on behalf of its clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Investor is participating. Once invested in a security, the Regulated Funds and Affiliated Investors often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Investors are invested in an issuer, such funds may not participate in a follow-on investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

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As a result, the Regulated Funds and Affiliated Investors are limited in the types of transactions in which they can participate with each other, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C below. The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Investors and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the investment professionals that are active in driving the sourcing, due diligence, execution of private equity investment opportunities and post-investment monitoring (the “Investment Team”), and the investment professionals that are responsible for overseeing the proper and consistent execution of the investment process and deciding which investment opportunities are approved for investment, which portfolios will invest in a particular investment opportunity and the allocation of capital by each portfolio to an investment opportunity (the “Investment Committee”) are promptly notified of available opportunities that fall within the then current Board Established Criteria, if any.

Opportunities for Potential Co-Investment Transactions may arise when investment management personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Investors. If the requested Order is granted, the Advisers will establish (to the extent not already established), maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients.

The Advisers have established such policies and procedures in connection with this Order. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team and the Investment Committee responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Advisers to make their independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).6 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Investment Team and Investment Committee receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Advisers to each applicable Regulated Fund, working through the applicable Investment Team, or in conjunction with the Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances. Applicants represent that, if the requested Order is granted, the Investment Team and the Investment Committee for each of the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant Investment Team for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Funds.

[6]	Representatives from the Subadviser or Sub-Subadviser to a Regulated Fund are members of each Investment Team or Investment Committee or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Team and Investment Committee will keep formal written records of their meetings, and such formal written records will include reference to the specific investment opportunities considered at the meeting.

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(b)	Order Placement and Allocation

General. If the Advisers to a Regulated Fund deem the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, they will, working through the applicable Investment Team to formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Advisers and any applicable Investment Team and Investment Committee may consider such factors, among others, as investment guidelines, goals or restrictions of the Regulated Fund; capacity of the Regulated Fund; existing allocation to similar strategies and the diversification objectives of the Regulated Fund; tax considerations; legal or regulatory considerations; prohibitions or restrictions under the Act, including the Conditions; and other relevant considerations.

Allocation Procedure. For each Regulated Fund and Affiliated Investor whose Advisers recommend participating in a Potential Co-Investment Transaction, the Investment Team will submit initial proposed allocations to the Investment Committee in its Investment Recommendation documentation. Each such allocation will be determined in accordance with the investment objective, investment strategy and constraints for each Regulated Fund and Affiliated Investor and in accordance with the applicable Adviser’s written allocation policies and procedures that have been approved by the Adviser’s board of directors and the implementation of which is overseen by the Adviser’s Chief Compliance Officer (“CCO”) and risk management team. The order of a Regulated Fund or Affiliated Investor resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Investment Committee by unanimous vote of approval in accordance with the Conditions and as discussed in Section III.A.1.c below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.7 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Investors’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Advisers to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

[7]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Trustees with information concerning the Affiliated Investors’ and Regulated Funds’ order sizes to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

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Compliance. The Applicants represent that the allocation review process of each Adviser will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The Board of each Regulated Fund must approve the policies and procedures governing the allocation process, which will be overseen by the relevant Adviser’s CCO and compliance staff.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or one or more Affiliated Investors only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Investors participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Investor in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Investor or Regulated Fund is not yet fully funded because, when the Affiliated Investor or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Investor or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Investors and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Investors will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Investor or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Investors may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Investors and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

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(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investments in the issuer or security, as appropriate,8 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Trustees in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Investors and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and one or more Affiliated Investors holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Investors may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Investors need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Investors may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Investors and in accordance with procedures set forth in the proposed Conditions to the Order, as discussed below. The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Investors holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by Condition 7.

[8]	See note 21, below.

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(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;9 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Trustees.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;10 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and/or one or more Affiliated Investors that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Investors need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.11 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[9]	See note 18, below.

[10]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[11]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Trustees must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

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5.	Use of Wholly Owned Investment Subsidiaries

The existing Regulated Fund or a Future Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subsidiaries. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Investor because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1. Applicants request that each Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and issuing debt on behalf or in lieu of the Regulated Fund and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly Owned Investment Subsidiary. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

B.	Applicable Law

1.	Section 17(d)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund (which for this purpose includes any subadviser) controls the fund, absent compelling evidence to the contrary.12

2.	Rule 17d-1

Rule 17d-1 under the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company , or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[12]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.13 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”14

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, vis-à-vis each participating Regulated Fund.

Because an Adviser will be the investment adviser to a Regulated Fund, a Schroder Adviser is or will be the investment subadviser to a Regulated Fund, and the Schroder Adviser or an affiliate is or will be the investment adviser of each Affiliated Investor, the Regulated Funds and Affiliated Investors may be deemed to be a person related to each other Regulated Fund in a manner described by Section 17(d) and therefore would be prohibited by Section 17(d) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the Wholly Owned Investment Subsidiaries are or will be controlled by the Regulated Funds, the Wholly Owned Investment Subsidiaries would be subject to Section 17(d), and thus would also be subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies to co-invest with affiliated persons.15 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders cited.

[13]	See “Protecting Investors: A Half-Century of Investment Company Regulation,” 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq.

[14]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[15]	See, e.g., Pomona Investment Fund, et al. (File No. 812-15218) Release No. 34374 (September 14, 2021) (notice), Release No. 34398 (October 13, 2021) (order); iCapital KKR Private Markets Fund, et al. (File No. 812-15194) Release No. IC-34317 (June 24, 2021) (notice), Release No. IC-34332 (July 15, 2021) (order); First Eagle Alternative Capital BDC, Inc., et al. (File No. 812-15151) Release No. IC-34301 (June 15, 2021) (notice), Release No. IC-34330 (July 13, 2021) (order); Franklin Templeton Co-Investing Interval Fund, et al. (File No. 812-15170) Release No. IC-34289 (May 27, 2021) (notice), Release No. IC-34307 (June 22, 2021) (order); Delaware Wilshire Private Markets Master Fund, et al. (File No. 812-15119-01) Release No. IC-34270 (May 12, 2021) (notice), Release No. IC-34296 (June 8, 2021) (order); Rand Capital Corporation, et al. (File No. 812-15174) Release No. IC-34218 (March 1, 2021) (notice), Release No. IC-34237 (March 29, 2021) (order); Star Mountain Credit Opportunities Fund, LP, et al. (File No. 812-15120) Release No. IC-34202 (February 23, 2021) (notice), Release No. IC-34228 (March 23, 2021) (order); Muzinich BDC, Inc., et al. (File No. 812-15086) Release No. IC-34186 (February 2, 2021) (notice), Release No. IC-34219 (March 2, 2021) (order); Hamilton Lane Private Assets Fund, et al. (File No. 812-15099) Release No. IC-34182 (January 28, 2021) (notice), Release No. IC-34201 (February 23, 2021) (order); Palmer Square Capital BDC Inc., et al. (File No. 812-15113) Release No. IC-34139 (December 14, 2020) (notice), Release No. IC-34167 (January 8, 2021) (order); KKR Income Opportunities Fund, et al. (File No. 812-14951) Release No. IC-34138 (December 11, 2020) (notice), Release No. IC-34164 (January 5, 2021) (order); Main Street Capital Corporation, et al. (File No. 812-14979) Release No. IC-34103 (November 23, 2020) (notice), Release No. IC-34146 (December 21, 2020) (order); Oaktree Strategic Income II, Inc., et al. (File No. 812-15156) Release No. IC-34099 (November 18, 2020) (notice), Release No. IC-34141 (December 15, 2020) (order); Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083) Release No. IC-34086 (November 4, 2020) (notice), Release No. IC-34125 (December 1, 2020) (order); Yieldstreet Prism Fund Inc., et al., (File No. 812-15038) Investment Company Act Rel. Nos. 34050 (October 15, 2020) (notice) and 34090 (November 10, 2020) (order); Rand Capital Corporation, et al., (File No. 812-15108) Investment Company Act Rel. Nos. 34006 (September 11, 2020) (notice) and 34046 (October 7, 2020) (order); 1WS Credit Income Fund, et al., (File No. 812-14997) Investment Company Act Rel. Nos. 33959A (September 4, 2020) (notice) and 34036 (September 30, 2020) (order); Morgan Stanley Direct Lending Fund, et al., (File No. 812-15057) Investment Company Act Rel. Nos. 33958A (August 28, 2020) (notice) and 34016 (September 18, 2020) (order); TCG BDC, Inc., et al. (File No. 812-14798), Release No. IC-32969 (Jan. 17, 2018) (order), Release No. IC-32945 (Dec. 20, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603), Release No. IC-32399 (January 18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Apollo Investment Corporation, et al. (File No. 812-13754), Release No. IC-32057 (Mar. 29, 2016) (order), Release No. IC-32019 (Mar. 2, 2016) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Release No. IC- 31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-14408), Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Release No. IC- 31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice).

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Applicants note, in particular, that the protocol to be followed by the Applicants for Co-Investment transactions is substantially similar to the protocol followed by TCG BDC, Inc. and its affiliates, for which an order was issued on January 17, 2018 (the “Carlyle Order”), by Morgan Stanley Direct Lending Fund and its affiliates, for which an order was issued on September 18, 2020 (the “Morgan Stanley Order”) and by Pomona Investment Fund and its affiliates, for which an order was issued on October 13, 2021 (the “Pomona Order”). Due to the size and complexity of Applicants’ operations, Applicants, consistent with the Carlyle Order, Morgan Stanley Order, and Pomona Order, propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of those investments that would be consistent with each Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on the Applicants. In addition, also consistent with the Carlyle Order and Morgan Stanley Order, Applicants seek to obtain exemptive relief to permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1, the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

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A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds may be limited in their ability to participate in attractive and appropriate investment opportunities. For example, because the Regulated Fund will invest in private investments that may in many instances be negotiated, the Applicants cannot rely upon existing no-action relief provided by the staff of the U.S. Securities and Exchange Commission Division of Investment Management which might otherwise permit certain co-investments under Section 17(d). Section 17(d) and Rule 17d-1 of the Act should not prevent registered investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable the Regulated Fund to participate with one or more of the Affiliated Investors and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain more favorable terms, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. Indeed, the Regulated Fund’s inability to co-invest with one or more of the Affiliated Investors and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for the Regulated Fund and, in turn, adversely affect the Regulated Fund’s shareholders. The Advisers expect that any portfolio company that is an appropriate investment for the Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Investors, with certain exceptions based on available capital or diversification. The Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Regulated Fund’s Board, including the Independent Trustees, has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions with Affiliated Investors because, among other matters: (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders. The Board of the Regulated Fund, including the Independent Trustees of such Regulated Fund, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Fund, the Adviser and counsel to use all appropriate efforts to accomplish such goal.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Investor in a Co-Investment Transaction may occur up to ten business days after the settlement date for each Regulated Fund, and vice versa) for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to the Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Fund in Pro Rata Follow-On Investments and Pro Rate Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

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Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Investors (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

The foregoing analysis applies equally where a Wholly Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When a Schroder Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Advisers will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a) If the Advisers deem a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Advisers will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Trustees with information concerning the Affiliated Investors’ and Regulated Funds’ order sizes to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

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(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Investor) to the Eligible Trustees of its participating Regulated Fund for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Investor only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Investor(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Investor(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Investor in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Investors and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Investor, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; (y) the Advisers agree to, and actually do, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Investor or any affiliated person of any other Regulated Fund or Affiliated Investor receives in connection with the right of one or more Regulated Funds or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect16 financial benefit to the Advisers, any other Regulated Funds, the Affiliated Investors, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

[16]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

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3.              Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.              General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,17 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.            Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Investor and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Investor will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Investors, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of trustees or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Advisers to such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Advisers to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Funds.

(c) No Board Approval Required. A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Investor in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of Disposition;18 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price.

[17]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[18]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

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(d) Standard Board Approval. In all other cases, the Advisers will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions

(a) General. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Advisers to such Regulated Fund or Affiliated Investors, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Advisers to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Advisers will provide their written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1 and records the basis for the finding in the Board minutes.

(c) Additional Requirements. The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Investors and any other Regulated Funds;

(ii) Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial19 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[19]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

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(v) No control. The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Advisers to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Advisers to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,20 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Advisers will provide their written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the securities at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

[20]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

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(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Advisers to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Advisers to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Advisers will provide their written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

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(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Investor or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Investors that the Regulated Fund considered but declined to participate in, so that the Independent Trustees, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d) The Independent Trustees (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.       Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company (as defined in Section 2(a)(48) of the Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the Act.

12.       Trustee Independence. No Independent Trustee (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, trustee, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Investor.

13.       Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Investors be shared by the Regulated Funds and the participating Affiliated Investors in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

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14.       Transaction Fees.21 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) of the Act) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, Subadvisers, the Affiliated Investors, the other Regulated Funds or any affiliated person of the Affiliated Investors or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) in the case of the Regulated Funds and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z); (ii) brokerage or underwriting compensation permitted by Section 17(e) or (iii) in the case of the Advisers and Subadvisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Investor(s) and its Adviser or Subadviser.

15.       Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the cover page of this Application. The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without a hearing being held.

Pursuant to Rule 0-2(c)(1) under the Act, the Applicants state that under the provisions of the Applicants’ governing instruments, the responsibility for the management of their affairs and business is vested in their officers or other governing body, as applicable. The Applicants represent that the undersigned individuals are authorized to file this Application in their name and on their behalf.

The Applicants named below have each caused this Application to be duly signed on their behalf on the 27th day of January 2022. The certification required by Rule 0-2(c)(1) under the Act is attached as Exhibit A of this Application and the verification required by Rule 0-2(d) under the Act is attached as Exhibit B of this Application.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act granting the Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

[21]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[Signatures Follow on Next Page]

24

HARTFORD SCHRODERS PRIVATE EQUITY FUND

By:	/s/ Thomas R. Phillips
Name:	Thomas R. Phillips
Title:	Sole Initial Trustee

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Walter F. Garger
Name:	Walter F. Garger
Title:	General Counsel, Secretary, and Managing Director

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:	/s/ William Sauer
Name:	William Sauer
Title:	Authorized Signatory

By:	/s/ David Marshall
Name:	David Marshall
Title:	Authorized Signatory

SCHRODERS CAPITAL MANAGEMENT (US) INC.

By:	/s/ Rainer Ender
Name:	Rainer Ender
Title:	Global Head of Private Equity

By:	/s/ Lee Gardella
Name:	Lee Gardella
Title:	Head of Private Equity – North America

Existing Affiliated Funds:

AEROW SMA II L.P.
ALTIN2016 S.A., SICAV-FIS - PE 2
CRESTA II L.P.
EEM OPPORTUNITIES L.P.
GPEP V S.C.S.
IST3 MANESSE PE2 L.P.
MALATREX S.C.S.
MARMOLATA S.C.S.
MILELE S.C.S.
NAMSAN I L.P.
PSY PRIVATE EQUITY S.C.S.
SALÈVE 2020 L.P.
SCHRODER BRITISH OPPORTUNITIES TRUST PLC
SCHRODER GAIA II SPECIALIST PRIVATE EQUITY
SCHRODER GAIA II - GLOBAL INNOVATION PRIVATE PLUS
SCHRODER UK PUBLIC PRIVATE TRUST PLC
SCHRODERS CAPITAL CPL GLOBAL 2020-2022 S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY ASIA V S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY CHINA ACCESS L.P.
SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL DIRECT III S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY EUROPE DIRECT II S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY EUROPE VIII S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL III S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY HEALTHCARE S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL INNOVATION X S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY SECONDARIES IV S.C.S.
SCHRODERS CAPITAL PRIVATE EQUITY US V S.C.S.
SA-EL II S.C.S.
SA-EL OPPORTUNITY S.C.S.
TMC IV L.P.
VKD INVEST SICAV-SIF SCA - PE GLOBAL B
WILMERSDORF SECONDARY II L.P.

	By:	/s/ Rainer Ender
	Name:	Rainer Ender
	Title:	Authorized Signatory

	By:	/s/ Lee Gardella
	Name:	Lee Gardella
	Title:	Authorized Signatory

January 27, 2022

Schedule A

Name of Fund	Brief Description of Investment Strategy
AEROW SMA II L.P.	Global fund with focus on buyout, growth and venture capital investments
ALTIN2016 S.A., SICAV-FIS - PE 2	Global fund with focus on buyout, growth and venture capital investments
CRESTA II L.P.	Global fund (ex Asia) with focus on buyout, growth and venture capital investments
EEM OPPORTUNITIES L.P.	Global fund (ex US) with focus on buyout, growth and venture capital investments
GPEP V S.C.S.	Global fund with focus on buyout, growth and venture capital investments
IST3 MANESSE PE2 L.P.	Global fund with focus on buyout, growth and venture capital investments
MALATREX S.C.S.	Global fund with focus on buyout, growth and venture capital investments
MARMOLATA S.C.S.	Global fund with focus on buyout, growth and venture capital investments
MILELE S.C.S.	Global fund with focus on buyout, growth and venture capital investments
NAMSAN I L.P.	Global fund with focus on growth and venture capital investments
PSY PRIVATE EQUITY S.C.S.	Global fund (ex Asia) with focus on buyout and growth capital investments
SALÈVE 2020 L.P.	Global fund with focus on buyout, growth and venture capital investments
SCHRODER BRITISH OPPORTUNITIES TRUST PLC	Trust with focus on growth investments in UK companies, both quoted and unquoted
SCHRODER GAIA II SPECIALIST PRIVATE EQUITY	Global fund with focus on buyout, growth and venture capital investments
SCHRODER GAIA II - GLOBAL INNOVATION PRIVATE PLUS	Global fund with focus on growth and venture capital investments, both quoted and unquoted
SCHRODER UK PUBLIC PRIVATE TRUST PLC	Trust with focus on venture capital and growth investments in UK companies, both quoted and unquoted
SCHRODERS CAPITAL CPL GLOBAL 2020-2022 S.C.S.	Global fund with focus on buyout, growth and venture capital investments

Schedule A-1

Name of Fund	Brief Description of Investment Strategy
SCHRODERS CAPITAL PRIVATE EQUITY ASIA V S.C.S.	Fund with focus on growth and venture capital investments in the Asia-Pacific region
SCHRODERS CAPITAL PRIVATE EQUITY CHINA ACCESS L.P.	Fund with focus on growth and venture capital investments in China
SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL DIRECT III S.C.S.	Global fund with focus on buyouts and growth investments
SCHRODERS CAPITAL PRIVATE EQUITY EUROPE DIRECT II S.C.S	Fund with focus on buyouts and growth investments in Europe
SCHRODERS CAPITAL PRIVATE EQUITY EUROPE VIII S.C.S.	Fund with focus on buyouts and growth investments in Europe
SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL III S.C.S.	Global fund with focus on buyouts, growth and venture capital investments
SCHRODERS CAPITAL PRIVATE EQUITY HEALTHCARE S.C.S.	Global fund focused on buyout, growth, venture capital and turnaround investments in the healthcare sector
SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL INNOVATION X S.C.S.	Global fund focused on venture capital and growth investments in the technology and healthcare sectors
SCHRODERS CAPITAL PRIVATE EQUITY SECONDARIES IV S.C.S.	Global fund focused on buyout, growth and venture capital investments in secondary transactions
SCHRODERS CAPITAL PRIVATE EQUITY US V S.C.S.	Fund focused on buyout investments in North America
SA-EL II S.C.S.	Global fund (ex US) with focus on buyout and growth investments
SA-EL OPPORTUNITY S.C.S.	Global fund with focus on buyout and growth investments
TMC IV L.P.	Fund focused on buyout investments in Europe
VKD INVEST SICAV-SIF SCA - PE GLOBAL B	Global fund with focus on buyout, growth and venture capital investments
WILMERSDORF SECONDARY II L.P.	Fund focused on buyout investments in secondary transactions in Europe

Schedule A-2

EXHIBIT A

Resolutions of the Hartford Schroders Private Equity Fund (the “Fund”)

RESOLVED,  that the officers (the “Officers”) of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the SEC an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Officers shall deem necessary or desirable in order for the Fund to accomplish their investment objectives, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Exhibit A-1

EXHIBIT B

Verifications

The undersigned states that he has duly executed the attached Application dated January 27, 2022, for and on behalf of Hartford Schroders Private Equity Fund in his capacity as the initial sole trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

hartford schroders private EQUITY FUND

By:	/s/ Thomas R. Phillips
Name:	Thomas R. Phillips
Title:	Initial Sole Trustee

The undersigned states that he has duly executed the attached Application dated January 27, 2022, for and on behalf of Hartford Funds Management Company, LLC, in his capacity as General Counsel, Secretary, and Managing Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Walter F. Garger
Name:	Walter F. Garger
Title:	General Counsel, Secretary, and Managing Director

Exhibit B-1

The undersigned signatories state that they have duly executed the attached Application dated January 27, 2022, for and on behalf of Schroder Investment Management North America Inc. in their capacity as authorized signatories of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned signatories further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

Schroder INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:	/s/ William Sauer
Name:	William Sauer
Title:	Authorized Signatory

By:	/s/ David Marshall
Name:	David Marshall
Title:	Authorized Signatory

The undersigned signatories state that they have duly executed the attached Application dated January 27, 2022, for and on behalf of Schroders Capital Management (US) Inc. in their capacity as authorized signatories of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned signatories further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

SchroderS capital MANAGEMENT (us) INC.

By:	/s/ Rainer Ender
Name:	Rainer Ender
Title:	Global Head of Private Equity

By:	/s/ Lee Gardella
Name:	Lee Gardella
Title:	Head of Private Equity – North America

Exhibit B-2

The undersigned states that he has duly executed the attached Application dated January 27, 2022, for and on behalf of the Existing Affiliated Investors listed on Schedule A in his capacity as indicated below of such entities, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Existing Affiliated Investors:

AEROW SMA II L.P.

ALTIN2016 S.A., SICAV-FIS - PE 2

CRESTA II L.P.

EEM OPPORTUNITIES L.P.

GPEP V S.C.S.

IST3 MANESSE PE2 L.P.

MALATREX S.C.S.

MARMOLATA S.C.S.

MILELE S.C.S.

NAMSAN I L.P.

PSY PRIVATE EQUITY S.C.S.

SALÈVE 2020 L.P.

SCHRODER BRITISH OPPORTUNITIES TRUST PLC

SCHRODER GAIA II SPECIALIST PRIVATE EQUITY

SCHRODER GAIA II - GLOBAL INNOVATION PRIVATE PLUS

SCHRODER UK PUBLIC PRIVATE TRUST PLC

SCHRODERS CAPITAL CPL GLOBAL 2020-2022 S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY ASIA V S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY CHINA ACCESS L.P.

SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL DIRECT III S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY EUROPE DIRECT II S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY EUROPE VIII S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL III S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY HEALTHCARE S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY GLOBAL INNOVATION X S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY SECONDARIES IV S.C.S.

SCHRODERS CAPITAL PRIVATE EQUITY US V S.C.S.

SA-EL II S.C.S.

SA-EL OPPORTUNITY S.C.S.

TMC IV L.P.

VKD INVEST SICAV-SIF SCA - PE GLOBAL B

WILMERSDORF SECONDARY II L.P.

By:	/s/ Rainer Ender
Name:	Rainer Ender
Title:	Authorized Signatory

By:	/s/ Lee Gardella
Name:	Lee Gardella
Title:	Authorized Signatory

Exhibit B-3